

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 16, 2008

Mr. Vernon A. Raile
Executive Vice President, Treasurer and Chief Financial Officer
MDU Resources Group Inc.
1200 West Century Avenue, P.O. Box 5650
Bismarck, North Dakota 58506-5650

  Re: **MDU Resources Group Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed February 20, 2008
    File No. 1-3480

Dear Mr. Raile:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Chris White
        Branch Chief